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                                                      Registration No. 811-09002

    As filed with the Securities and Exchange Commission on October 1, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8A/A

                                  AMENDMENT TO
          NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8 (a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby amends its notice to the Securities and Exchange Commission of its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment of its notice of registration submits the following information:

                               SEPARATE ACCOUNT N
                       OF RELIASTAR LIFE INSURANCE COMPANY
       (formerly Separate Account One of Northern Life Insurance Company)

                            20 Washington Avenue So.
                              Minneapolis, MN 55401
                     (Address of Principal Business Office)

                                 (860) 723-2260
                     (Telephone Number including area code)

                           Julie E. Rockmore, Counsel
                     ReliaStar Life Insurance Company, TS31
                    151 Farmington Avenue, Hartford, CT 06156
                     (Name and Address of Agent for Service)

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

                          YES [ X ]     NO [  ]

Effective as of October 1, 2002 ("Effective Date") Separate Account N of ReliaStar Life Insurance Company, a separate account established under the insurance laws of the State of Minnesota ("Separate Account N"), will succeed to all of the assets, rights, obligations and liabilities of Separate Account One of Northern Life Insurance Company. Separate Account N hereby expressly adopts the Notification of Registration of Separate Account One of Northern Life Insurance Company, as of the Effective Date, as its own for all purposes of the Investment Company Act of 1940.


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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this Amendment to its notification of registration to be duly signed on behalf of the registrant in the City of Minneapolis, State of Minnesota on the 1st day of October, 2002.


                                        SEPARATE ACCOUNT N


                                        By: ReliaStar Life Insurance Company,
                                            Depositor



Attest: /s/ Krystal Ols                 By:  /s/ Paula Cludray-Engelkey
        ----------------------------         -----------------------------------
                                             Paula Cludray-Engelkey
                                             Secretary






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